SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☒

Announcement  |  Lisbon  |  13 May 2013

Long Position

Portugal Telecom, SGPS S.A. (“PT”) informs that it was notified by Barclays Plc of the following concerning a long position in PT:

1.                  Long position above the 2% threshold (3 May 2013)

This position resulted from the purchase by Barclays Capital Securities Ltd [on regulated market] on 3 May 2013, of 15,226,349 PT shares and cash settled equity swaps over 6,544,000 PT shares.

It was further communicated that Barclays Capital Securities Ltd held the following financial instruments:

Financial Instrument	Nr. of shares underlying	Expiry date	% of share capital and voting rights
Equity Swap (Cash Settled)	4,000,000	17 May 2013	0.45%
Equity Swap (Cash Settled)	1,000,000	16 May 2013	0.11%
Equity Portfolio Swap	80,173	12 July 2013	0.01%
Equity Swap (Cash Settled)	429,000	12 November 2013	0.05%
Future Contract (Cash Settled)	4,536,300	21 June 2013	0.51%
Contract for Difference	868,422	n.a.	0.10%

and Barclays Bank Plc held the following financial instruments:

Financial Instrument	Nr. of shares underlying	Expiry date	% of share capital and voting rights
Equity Swap (Cash Settled)	1,000,000	16 May 2013	0.11%
Equity Swap (Cash Settled)	1,544,000	17 May 2013	0.17%

Finally, PT was informed that Barclays Plc held a long position corresponding to 29,340,865 ordinary shares representing 3.27% of PT’s share capital and corresponding voting rights, as follows:

•                                         Barclays Wealth Managers Portugal — SGFIM S.A.: 91,753 ordinary shares held, representing 0.01% of the share capital and voting rights in PT;

•                                         Barclays Capital Inc: 1,220,000 ordinary shares held, representing 0.14% of the share capital and voting rights in PT;

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

•                                         Barclays Bank PLC: 92,796 ordinary shares held, representing 0.01% of the share capital and voting rights in PT, and 2,544,000 ordinary shares via cash settled financial instruments, representing 0.28% of the share capital and voting rights in PT;

•                                         Barclays Capital Securities Ltd: 13,641,455 ordinary shares held, representing 1.52% of the share capital and voting rights in PT, and 10,913,895 ordinary shares via financial instruments, representing 1.22% of the share capital and voting rights in PT;

•                                         Palomino Ltd: 836,966 ordinary shares held, representing 0.09% of the share capital and voting rights in PT.

2.                  Change in the composition of long position (6 May 2013)

This change resulted from the sale of 10,000,000 PT shares [(in an OTC transaction)] and subsequent purchase of a cash settled swap over 10,000,000 PT shares, by Barclays Capital Securities Ltd, on 6 May 2013. However, Barclays Plc’s overall long position in PT remained above the 2% threshold of reportable interests as disclosed above.

It was further communicated that Barclays Capital Securities Ltd currently holds the following financial instruments:

Financial Instrument	Nr. of shares underlying	Expiry date	% of share capital and voting rights
Equity Swap (Cash Settled)	4,000,000	17 May 2013	0.45%
Equity Swap (Cash Settled)	1,000,000	16 May 2013	0.11%
Equity Portfolio Swap	80,173	12 July 2013	0.01%
Equity Swap (Cash Settled)	429,000	12 November 2013	0.05%
Equity Swap (Cash Settled)	10,000,000	20 May 2013	1.12%
Future Contract (Cash Settled)	4,536,300	21 June 2013	0.51%
Contract for Difference	841,896	n.a.	0.09%

and Barclays Bank Plc currently holds the following financial instruments:

Financial Instrument	Nr. of shares underlying	Expiry date	% of share capital and voting rights
Equity Swap (Cash Settled)	1,000,000	16 May 2013	0.11%
Equity Swap (Cash Settled)	1,544,000	17 May 2013	0.17%

Finally, PT was informed that Barclays Plc currently holds a long position corresponding to 29,359,781 ordinary shares representing 3.27% of PT’s share capital and corresponding voting rights, as follows:

•                                         Barclays Wealth Managers Portugal — SGFIM S.A.: 88,753 ordinary shares held, representing 0.01% of the share capital and voting rights in PT;

•                                         Barclays Capital Inc: 1,231,900 ordinary shares held, representing 0.14% of the share capital and voting rights in PT;

•                                         Barclays Bank PLC: 103,866 ordinary shares held, representing 0.01% of the share capital and voting rights in PT, and 2,544,000 ordinary shares via cash settled financial instruments, representing 0.28% of the share capital and voting rights in PT;

•                                         Barclays Capital Securities Ltd: 3,664,192 ordinary shares held, representing 0.41% of the share capital and voting rights in PT, and 20,887,369 ordinary shares via financial instruments, representing 2.33% of the share capital and voting rights in PT;

•                                         Palomino Ltd: 839,701 ordinary shares held, representing 0.09% of the share capital and voting rights in PT.

This statement is pursuant to the terms and for the purposes of article 2-A of the Portuguese Securities Commission Regulation no. 5/2008, following communications received from Barclays Plc, a company incorporated under the laws of the United Kingdom, with registered office at 1 Churchill Place, London E14 5HP, United Kingdom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.